Exhibit 99.1

Ecopetrol Discloses Minority Shareholders' Agreement

BOGOTA, Colombia, Aug. 4, 2016 /PRNewswire/ -- Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) hereby reports that representatives of the minority shareholders with the largest holdings of the Company's shares have submitted a "Shareholders' Agreement", subscribed by four pension and retirement funds, in which such minority shareholders have nominated Mr. Juan José Echavarría Soto as an independent member of the Board of Directors of the Company.

Pursuant to the Majority Shareholder's Declaration, the nomination of Mr. Echavarría as an independent member of the Board of Directors and stated by the minority shareholders is to be included as the ninth item in the program that will be submitted for consideration at the Extraordinary Shareholders' Meeting.

Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company's prospects for growth and its ongoing access to capital to fund the Company's business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company's competitiveness and the performance of Colombia's economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations (E)
Lina María Contreras
Phone: (+571) 234 5190
E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)
Jorge Mauricio Tellez
Phone: + 571-234-4329
E-mail: mauricio.tellez@ecopetrol.com.co

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